June 30, 2008	ATTORNEYS AT LAW ONE DETROIT CENTER 500 WOODWARD AVENUE, SUITE 2700 DETROIT, MI 48226-3489 313.234.7100 TEL 313.234.2800 FAX foley.com CLIENT/MATTER NUMBER 058081-0105

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention: Michael McTiernan

Re:	CurrencySharesSM South African Rand Trust

Registration Statement on Form S-1, Amendment No. 1 filed June 30, 2008

File No. 333-150685

Ladies and Gentlemen:

On behalf of CurrencySharesSM South African Rand Trust (the “Trust”), sponsored by Rydex Specialized Products LLC, d/b/a Rydex Investments (the “Sponsor”), earlier today we filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 filed by the Trust on May 7, 2008 (the “Registration Statement”). Enclosed with this letter is a marked version of Amendment No. 1 indicating the changes made to the Registration Statement.

Set forth below are our responses, made on behalf of the Trust, to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) dated June 4, 2008. For your convenience, the text of each Staff comment is stated in full in bold italicized text and our response follows each comment. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1. Page number references mentioned in our responses refer to the corresponding page numbers in the marked version of Amendment No. 1.

General

1. Please make corresponding changes to each of the four CurrencyShares filings in response to our comments.

Response: As we previously discussed with the Staff, the registration statements for the CurrencySharesSM Singapore Dollar Trust, CurrencySharesSM Hong Kong Dollar Trust and CurrencySharesSM Russian Ruble Trust (together with the Trust, the “Trusts”) are substantially identical except for currency-specific information and the specific interest rate to be paid. Accordingly, to expeditiously respond to your comments, we are filing an amendment to only the CurrencySharesSM South African Rand Trust Registration Statement at this time. When you indicate that we have satisfactorily responded to your comments regarding the Trust, we will make conforming changes in the three other registration statements and file all amended registration statements and the exhibits thereto in final form. We anticipate that all four registration statements will be declared effective concurrently.

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

June 30, 2008

2. Please provide us with a complete copy of any sales material that includes all illustrations and other inserts in the form you expect to distribute to investors. We may have further comment after we receive your materials.

Response: We have been advised by the Sponsor that sales material for the Trust has not yet been prepared.

3. We note that you rely on information from outside sources. Please provide us with the supporting materials used in the preparation of the registration statement. Clearly mark the specific language relied upon in the supporting materials. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Additionally, please provide support for the qualitative and quantitative statements made regarding the four currencies on pages 20 and 21.

Response: Copies of supporting materials cited in Amendment No. 1, marked as requested, are enclosed with this letter. None of the supporting materials were prepared specifically for the Trust in connection with this offering.

4. Please add a section to provide the disclosure described in Item 401 of Regulation S-K for the directors of your sponsor, Messrs. Verboncoeur, Bonos, and Byrum.

Response: Item 401 of Regulation S-K requires information be disclosed regarding directors of the registrant (in this case, the Trust). However, the Trust is a passive investment vehicle that does not have a board of directors. In light of the limited control the Sponsor exerts on the Trust, we also do not believe disclosure regarding the directors of the Sponsor would be material to investors. The Sponsor’s responsibilities are limited to establishing the Trust, registering its Shares, and overseeing the performance of the Trustee and other Trust service providers. The Sponsor does not exercise day-to-day oversight over the Trustee or the other service providers. Additionally, omitting this information is also consistent with the practice of similar products such as the SPDR Gold Trust (formerly known as streetTracks Gold Trust) and the iShares COMEX Gold Trust.

5. Please add a section to discuss your related party transactions in accordance with Item 404 of Regulation S-K.

Response: Due to the unique structure of this product in which the Trust does not have employees or a board of directors, neither the Trust nor any of the existing CurrencySharesSM products have entered into a transaction with a “related person” as that term is defined in Item 404 of Regulation S-K. Accordingly, there are no related party transactions to disclose in the Trust’s Registration Statement at this time. Of course, in the event that a related party transaction is entered into or proposed, the Sponsor has advised us that the Trust will disclose such transaction as required by Item 404 of Regulation S-K.

Securities and Exchange Commission

June 30, 2008

Interests on Deposits, page 3

6. Please revise to define JPM DDA in the South African Rand Trust and the Russian Ruble Trust filings and provide a comparison to the US Prime Rate or another widely used index.

Response: References to the JPM DDA have been removed from Amendment No. 1. We have been advised that due to the emerging status of the South African Rand and Russian Ruble lending markets, a reliable index does not exist. Accordingly, the initial annual nominal rate paid to the Depository will be inserted into the final pre-effective amendment to the Registration Statement and future adjustments to this rate by the Depository will be based upon changes in market conditions and the Depository’s liquidity needs.

The Singapore Dollar/USD exchange rate, page 9

7. Please quantify the recent volatility in the reference currency.

Response: The following statement has been inserted after the second sentence of the third paragraph on page 9 of Amendment No. 1:

“Since January 1, 2004, the exchange rate of South African Rand to one U.S. Dollar has ranged from a high of 8.24 to a low of 5.53 and averaged 6.78.”

The risk factors for the Singapore Dollar Trust, Hong Kong Dollar and Russian Ruble Trust will be revised to replace discussion of their volatility against the US Dollar with references to the subject currency’s volatile correlation with the US public equity markets.

Glossary of Terms, page 15

8. Please include a cross-reference to the glossary in the introduction to the summary section.

Response: In order to provide a cross-reference to the glossary in the introduction to the summary section, the following language has been inserted on page 1 of Amendment No. 1:

“See “Glossary of Terms” beginning on page 15 for a description of certain terms used in this prospectus.”

Securities and Exchange Commission

June 30, 2008

The Singapore Dollar, page 21

9. Please advise us why you have not provided historical performance information regarding the performance of the reference currency to the US dollar.

Response: The purpose for this section of the Registration Statement, as with registration statements for the other CurrencySharesSM products, is to provide a historical and economic overview of the currency. Accordingly, we do not believe that information regarding performance of the reference currency against the US dollar is appropriate here.

Resignation of the Sponsor; successor sponsor, page 35

10. Please clarify in this section whether the Sponsor must provide advanced notice of its intent to resign.

Response: The carryover paragraph beginning at the bottom of page 34 and continuing on the top of page 35 has been revised to clarify the required advance notice to be provided by the Sponsor if it resigns, as set forth below (revised text is italicized and underlined):

“The Sponsor may resign its position as sponsor at any time by delivering to the Trustee a written resignation. Upon receipt of the Sponsor’s resignation, the Trustee may do any one or more of the following: (1) appoint a successor sponsor to assume, with such compensation from the Trust as the Trustee may deem reasonable under the circumstances, the duties and obligations of the Sponsor; (2) agree to act as sponsor without appointing a successor sponsor; or (3) terminate the Trust. The Trustee has no obligation to appoint a successor sponsor or to assume the duties of the Sponsor and will have no liability to any person because the Trust is terminated as described in the preceding sentence. The Sponsor’s resignation is not effective until the Trustee appoints a successor sponsor and the successor sponsor accepts that appointment or the Trustee itself agrees to act as sponsor or the Trust is terminated. Upon effective resignation, the Sponsor will be discharged and will no longer be liable in any manner except as to acts or omissions occurring before its resignation, and the new sponsor will then undertake and perform all duties and be entitled to all rights and compensation as sponsor under the Depositary Trust Agreement.”

Securities and Exchange Commission

June 30, 2008

Plan of Distribution, page 47

11. Please disclose that the Initial Purchaser is acting as an underwriter with respect to the initial baskets and that any difference between the purchase price and the resale price will be deemed underwriting compensation.

Response: While the Initial Purchaser may be considered a statutory underwriter, it will not receive compensation in connection with selling Shares of the Trust and will not otherwise engage in typical underwriting activities or receive typical underwriting fees. Any difference between the purchase price paid by the Initial Purchaser and the resale price will be a result of the change in the market price of the applicable currency. The Initial Purchaser will not receive any commissions or underwriting discounts from the Trust. Accordingly, we do not believe it is appropriate to revise this disclosure.

Legal Matters, page 49

12. In this section, you state that Foley & Lardner LLP will be paid an annual fee which will be borne by M7 Ventures, LLC. Please state whether this fee is in addition to the legal fees to be paid by the Sponsor. Please clarify whether the fees paid by M7 count toward the $100,000 maximum annual legal fees to be paid by the Sponsor.

Response: The fee paid to Foley & Lardner LLP by M7 Ventures is pursuant to an agreement which does not involve the Trust or the Sponsor. Therefore, this fee is separate from the legal fees paid by the Sponsor and is not included in the $100,000 maximum annual legal fees to be paid by the Sponsor. Thus, we see no value to Shareholders in providing additional disclosure regarding these fees. We believe that additional disclosure could confuse Shareholders by suggesting to them that they are ultimately paying these fees.

Financial Statements, page F-2

13. We will continue to monitor your filing for finalized financial statements and a final opinion from your independent public accountant.

Response: The Sponsor will file audited financial statements and an opinion from the Trust’s independent public accountant in the final pre-effective amendment to the Registration Statement .

Exhibits

14. Please file all required exhibits as promptly as possible.

Response: A Form of Deposit Account Agreement (Exhibit 10.2) has been filed with Amendment No. 1. We will file conformed copies of the executed legality and tax opinions (Exhibit 5.1 and 8.1, respectively) with the final pre-effective amendment to the Registration Statement. Forms of these exhibits were filed with the Registration Statement on May 7, 2008.

Securities and Exchange Commission

June 30, 2008

15. Please include an up-to-date consent from your independent public accountant.

Response: The Sponsor will file an up-to-date consent from the Trust’s independent public accountant in the final pre-effective amendment to the Registration Statement.

Please contact the undersigned at (312) 832-4554 or David Gubbini at (313) 234-7144 should you have any questions or comments regarding these responses.

Very truly yours,

FOLEY & LARDNER LLP

By:	/s/ George T. Simon
George T. Simon
Partner